                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Ancor Communications, Incorporated

                                (Name of Issuer)

                          Common Stock, $0.01 par value

                         (Title of Class of Securities)

                                  03 332 K10 8

                                 (CUSIP Number)

                             Michael H. Morris, Esq.
                             Sun Microsystems, Inc.

             901 San Antonio Rd., Palo Alto, CA 94303 (650) 960-1300

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 2, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 03 332 K10 8
--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    SUN MICROSYSTEMS, INC.
                    IRS IDENTIFICATION NO.:  94-2805249
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                   N/A                                                   (b) [ ]
--------------------------------------------------------------------------------
   3       SEC USE ONLY
--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
         STATE OF DELAWARE
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         (1) (SEE ITEMS 4, 5 AND 6)
       NUMBER OF     -----------------------------------------------------------
        SHARES       8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY          N/A
         EACH        -----------------------------------------------------------
       REPORTING     9   SOLE DISPOSITIVE POWER
        PERSON
         WITH            (1) (SEE ITEMS 4, 5 AND 6)
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         N/A
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (1) (SEE ITEMS 4, 5 AND 6)

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

(1) In the event the Warrant (discussed in items 3 and 4 below) becomes exercisable and is exercised in full Sun Microsystems, Inc. ("Sun") will have sole voting and dispositive power with respect to 1,500,000 shares of Common Stock of Ancor Communications, Incorporated ("Ancor"). Prior to the exercise of the Warrant, Sun is not entitled to any rights as a stockholder of Ancor as to the shares of Common Stock covered by the Warrant. The Warrant may only be exercised upon vesting of the Warrant as described in
     Item 4. No vesting has occurred to date. Sun expressly disclaims beneficial ownership of any of the shares of Ancor Common Stock which are purchasable by Sun upon exercise of the Warrant until such time as the Warrant becomes exercisable for shares of Ancor's Common Stock.

ITEM 1. Security and Issuer

        This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value (the "Common Stock") of Ancor Communications, Incorporated, a Minnesota corporation ("Ancor"), with its principal business and executive offices located at 6130 Blue Circle Dr., Minnetonka, MN 55343.

ITEM 2. Identity and Background

        The name of the company filing this Statement is Sun Microsystems, Inc., a Delaware corporation ("Sun"). Sun's principal business is the design, manufacture and sale of enterprise network computing products. The address of Sun's principal business and office is 901 San Antonio Rd., Palo Alto, CA 94303.

        Set forth on Schedule 1 is the name of each of the directors and executive officers of Sun, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Sun's knowledge.

        Neither Sun nor, to Sun's knowledge, any person named on Schedule 1 hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To Sun's knowledge, each of the individuals identified on Schedule 1 is a citizen of the United States.

ITEM 3. Source and Amount of Funds

        This Statement relates to Sun acquiring a warrant (the "Warrant") which may become exercisable for up to 1,500,000 shares of Ancor Common Stock (the "Shares"). The Warrant is exercisable upon a vesting schedule set forth in the Warrant. Sun shall pay an exercise price of $7.30 per share, either in cash or by net issuance, to purchase the Shares. The source of funds will be Sun's general working capital. See Item 4 hereof for a description of the Warrant and the number of shares issuable upon exercise thereof.

ITEM 4. Purpose of Transaction

        Sun acquired the Warrant for investment purposes. Each share of Ancor Common Stock subject to the Warrant becomes exercisable at a rate of one share for every $67.00 of net revenues billed by Ancor to Sun for the purchase or license of certain products by Sun from Ancor, provided, however, no Shares shall vest until the amount of net revenues billed by Ancor to Sun equals or exceeds $10 million. After such minimum net revenues amount has been billed by Ancor to Sun, the Shares shall vest, based on the amount of revenues billed during such period, on June 30, September 30, December 31, and March 31 of each calendar year beginning June 30, 1999 and ending September 30, 2002. Any Shares unvested on October 1, 2002 will cease to be exercisable under the Warrant. The Warrant may only be exercised upon the happening of the foregoing events, none of which has occurred as of the date hereof. The exercise price for each share subject to the warrant is $7.30.

        According to the number of shares of Ancor's Common Stock outstanding reported by Ancor as of April 29, 1999, if all of the Shares were to vest and Sun were to exercise the Warrant in full, Sun would hold a total of 1,500,000 shares of Ancor's Common Stock or approximately 5.9% of the outstanding shares of Ancor.

        Sun presently holds no shares of Ancor's Common Stock and thus 0% of the outstanding shares of Ancor.

        The foregoing description of the Warrant is qualified in all respects by reference to the terms of the Warrant, a copy of which is attached as Exhibit 1 to this Schedule.

        Other than as described in this Item 4 and in Item 6 below, Sun has no plans or proposals which relate to, or may result in, (i) any acquisition by any person of additional securities of Ancor, or any disposition of securities of Ancor; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ancor or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of Ancor or any of its subsidiaries; (iv) any change in the present Board of Directors (the "Board") or management of Ancor, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of Ancor; (vi) any other material change in Ancor's business or corporate structure; (vii) any changes in Ancor's charter, bylaws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of Ancor by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Ancor; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of a class of equity securities of Ancor; or (x) any action similar to any of those enumerated above. Notwithstanding the foregoing, Sun reserves the right to develop such plans or proposals related to any of the foregoing.

ITEM 5. Interest in Securities of the Issuer.

        In the event the Warrant becomes exercisable and is exercised in full, Sun will have the sole power to vote, and the sole power to dispose of, 1,500,000 shares of Ancor Common Stock. Such Ancor Common Stock constitutes approximately 5.9% of the issued and outstanding shares of Ancor Common Stock based on the number of shares of Ancor Common Stock outstanding as of April 29, 1999 (as set forth in Ancor's Form 10-Q for the quarterly period ended March 31, 1999).

        No director or officer of Sun set forth on Schedule 1 hereto holds any shares of Ancor's Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

        Except for the Warrant, neither Sun nor, to the knowledge of Sun, any individual on Schedule 1 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Ancor, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits

The Warrant, dated June 2, 1999, by and among Sun and Ancor, is filed as Exhibit 1.



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

        After reasonable inquiry and to the best of our knowledge and belief, I certify the information set forth in this Statement on Schedule 13D is true, complete and correct.

June 14, 1998


        SUN MICROSYSTEMS, INC.


        By: /s/ Michael H. Morris
           -------------------------------------
           Michael H. Morris, Vice President
           General Counsel and Secretary

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                                   SCHEDULE 1

                           SUN MICROSYSTEMS DIRECTORS

---------------------------------------------------------------------------------------------------------------------------
Name                                       Business or Residence Address           Principal Occupation or Employment

---------------------------------------------------------------------------------------------------------------------------
Scott G. McNealy                           Sun Microsystems, Inc.                  Chairman of the Board of Directors,
                                           901 San Antonio Rd.                     and Chief Executive Officer,
                                           Palo Alto, CA    94303                  Sun Microsystems, Inc.
---------------------------------------------------------------------------------------------------------------------------
L. John Doerr                              Kleiner, Perkins, Caufield & Byers      General Partner, Kleiner Perkins
                                           2750 Sand Hill Road                     Caufield & Byers, a venture capital
                                           Menlo Park, CA  94025                   investment firm
---------------------------------------------------------------------------------------------------------------------------
Judith L. Estrin                           Cisco Systems, Inc.                     Chief Technology Officer, Senior Vice
                                           170 West Tasman Dr.                     President, Cisco Systems, Inc., a
                                           San Jose, CA  95134                     networking company
---------------------------------------------------------------------------------------------------------------------------
Robert J. Fisher                           The Gap, Inc.                           Executive Vice President and Director,
                                           One Harrison Street                     The Gap, Inc. and President, Gap
                                           San Francisco, CA  94015                Division, a retail clothing company
---------------------------------------------------------------------------------------------------------------------------
Robert L. Long                             220 Glen Garry Avenue                   Independent Management Consultant
                                           Melbourne Beach, FL  32951
---------------------------------------------------------------------------------------------------------------------------
M. Kenneth Oshman                          Echelon Systems Corp.                   Chairman of the Board of Directors,
                                           4015 Miranda Avenue                     President and Chief Executive Officer,
                                           Palo Alto, CA  94304                    Echelon Corporation, a provider of
                                                                                   control network technologies
---------------------------------------------------------------------------------------------------------------------------
A. Michael Spence                          Stanford University                     Dean, Graduate School of Business,
                                           Graduate School of Business             Stanford University
                                           Building 350, Memorial Way
                                           Stanford, CA  94305
---------------------------------------------------------------------------------------------------------------------------


                            SUN MICROSYSTEMS OFFICERS

---------------------------------------------------------------------------------------------------------------------------
Name                                       Business or Residence Address           Principal Occupation or Employment

---------------------------------------------------------------------------------------------------------------------------
Scott G. McNealy                           Sun Microsystems, Inc.                  Chairman of the Board of Directors,
                                           901 San Antonio Rd.                     and Chief Executive Officer
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
William T. Agnello                         Sun Microsystems, Inc.                  Vice President, Real Estate and the
                                           901 San Antonio Rd.                     Workplace
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Alan E. Baratz                             Sun Microsystems, Inc.                  President, Software, Products
                                           901 San Antonio Rd.                     and Platform
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Mel Friedman                               Sun Microsystems, Inc.                  President, Microelectronics
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Lawrence W. Hambly                         Sun Microsystems, Inc.                  President, Enterprise Services
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Masood A. Jabbar                           Sun Microsystems, Inc.                  President, Computer Systems
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
William N. Joy                             Sun Microsystems, Inc.                  Founder and Chief Scientist
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
James Judson                               Sun Microsystems, Inc.                  Vice President, Finance, Worldwide
                                           901 San Antonio Rd.                     Operations
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Michael E. Lehman                          Sun Microsystems, Inc.                  Vice President, Corporate Resources
                                           901 San Antonio Rd.                     and Chief Financial Officer
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Marc L. Loupe                              Sun Microsystems, Inc.                  Vice President, Finance and Planning,
                                           901 San Antonio Rd.                     WWFO
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
John E. Marselle                           Sun Microsystems, Inc.                  Vice President, The Americas
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
John S. McFarlane                          Sun Microsystems, Inc.                  President, Network Service Provider
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Stephen T. McGowan                         Sun Microsystems, Inc.                  Vice President, Finance, Computer
                                           901 San Antonio Rd.                     Systems
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Michael H. Morris                          Sun Microsystems, Inc.                  Vice President, General Counsel and
                                           901 San Antonio Rd.                     Secretary
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Michael Murray                             Sun Microsystems, Inc.                  Vice President, Finance and
                                           901 San Antonio Rd.                     Administration, Enterprise Services
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Alton D. Page                              Sun Microsystems, Inc.                  Vice President, Operations,
                                           901 San Antonio Rd.                     Sun-Netscape Alliance
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Gregory M. Papadopoulos                    Sun Microsystems, Inc.                  Vice President and Chief Technology
                                           901 San Antonio Rd.                     Officer
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Marissa Peterson                           Sun Microsystems, Inc.                  Vice President, Worldwide Operations,
                                           901 San Antonio Rd.                     Computer Systems
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Frank A. Pinto                             Sun Microsystems, Inc.                  Vice President, Worldwide Sales,
                                           901 San Antonio Rd.                     Computer Systems
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Michael L. Popov                           Sun Microsystems, Inc.                  Vice President, Corporate Controller
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
William J. Raduchel                        Sun Microsystems, Inc.                  Chief Strategy Officer
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
George Reyes                               Sun Microsystems, Inc.                  Vice President, Treasurer
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Edward Saliba                              Sun Microsystems, Inc.                  Vice President, Human Resources
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Janpieter T. Scheerder                     Sun Microsystems, Inc.                  President, Network Storage
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
John C. Shoemaker                          Sun Microsystems, Inc.                  Vice President and General Manager,
                                           901 San Antonio Rd.                     Enterprise Desktop and Server Systems,
                                           Palo Alto, CA    94303                  Computer Systems
---------------------------------------------------------------------------------------------------------------------------
Mark E. Tolliver                           Sun Microsystems, Inc.                  President and General Manager,
                                           901 San Antonio Rd.                     Sun-Netscape Alliance
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Kevin Walsh                                Sun Microsystems, Inc.                  Vice President, Operations, Corporate
                                           901 San Antonio Rd.                     Resources
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------
Edward J. Zander                           Sun Microsystems, Inc.                  President and Chief Operating Officer
                                           901 San Antonio Rd.
                                           Palo Alto, CA    94303
---------------------------------------------------------------------------------------------------------------------------




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